

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2020

Helen Sabzevari
Chief Executive Officer
Precigen, Inc.
20374 Seneca Meadows Parkway
Germantown, MD 20876

> **Re: Precigen, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 30, 2020**
> **File No. 333-249172**

Dear Ms. Sabzevari:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas Lamparski at (202) 551-4695 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: William Intner